September 21, 2018

Todd W. Garner
Executive Vice President & Chief Financial Officer
CONMED Corporation
525 French Road
Utica, New York 13502

       Re: CONMED Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed February 26, 2018
           Form 10-Q for the Quarterly Period Ended June 30, 2018
           Filed August 2, 2018
           Form 8-K dated August 1, 2018
           Filed August 2, 2018
           File No. 000-16093

Dear Mr. Garner:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Financial Statements
Note 3. Revenues, page 4

1. We note on page 5 that the net commission percentage charged under your agreement with Musculoskeletal Transplant Foundation can vary over the term of the agreement.
      Please tell us the amount of revenue recognized under this agreement during the six-
      months ended June 30, 2018, and describe to us how you account for the variability in the transaction price over the term of the agreement. In addition, explain to us the "acquired
 Todd W. Garner
FirstName LastNameTodd W. Garner
CONMED Corporation
Comapany 21, 2018
September NameCONMED Corporation
September 21, 2018 Page 2
Page 2
FirstName LastName
         assets" in this arrangement and the basis for reducing revenues for the amortization of these acquired assets over its expected useful life of 25 years.


2. We note from the table on page 18 that approximately 20% of your revenue is related to the sale of capital equipment. Please describe to us the material terms of your capital equipment sales contracts and explain how you account for these sales.
In
         addition, describe to us any related contractual agreements to purchase single-use products and stand-ready service agreements and address your accounting for these agreements under ASC 606, with appropriate references to the specific guidance on which you relied.
3. To help us better understand your accounting for the capital equipment you loan to customers, please address the following:

             Describe to us the significant terms of your agreements with your customers, including the contract period and what happens to the equipment upon termination of the contract.
             Describe to us the minimum purchase requirements, including for example, whether a customer is required to make a minimum number of purchases per year, a minimum number of purchases over the life of the agreement, or a minimum percentage of its overall purchases of the related single-use product from you. Clarify for us whether only your single use products can be used with your loaned
             capital equipment.
             Explain to us your rights to obtain the equipment if your customer does not meet the minimum purchase quantities.
             Tell us who controls and maintains title to the capital equipment when it is at your customer's site.
             Tell us who incurs the costs to service and maintain the capital equipment while it is at your customer's site.
             Tell us the value of the loaned capital equipment at the time it is placed with the customer.
             Tell us where on your income statement you present the amortized cost of your loaned capital equipment.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations, page 17

4. We note that on page 18 you present the change in sales 'as reported' and 'as adjusted' but did not provide the reconciliation of the non-GAAP measure to the comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your future filings to comply with that guidance.
 Todd W. Garner
CONMED Corporation
September 21, 2018
Page 3
Form 8-K dated August 1, 2018

Exhibit 99.1, page 1

5. In the highlights section of your earnings release you disclose that adjusted gross margin increased 190 basis points year over year to 54.6% but you did not provide the reconciliation of the non-GAAP measure to the comparable GAAP measure as required by Item 10(e)(1)(i)(B) of Regulation S-K. Please revise your future filings to comply with that guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Julie Sherman at (202) 551-3640 or Martin James, Senior Assistant
Chief Accountant, at (202) 551-3671 with any questions.



FirstName LastNameTodd W. Garner                             Sincerely,
Comapany NameCONMED Corporation
                                                             Division of
Corporation Finance
September 21, 2018 Page 3                                    Office of
Electronics and Machinery
FirstName LastName